Exhibit 2.4

SUBSCRIPTION AGREEMENT

DATED OCTOBER 2010

AERCAP HOLDINGS N.V.

WAHA AC COÖPERATIEF U.A.

and

WAHA CAPITAL PJSC as Guarantor

Schedule

Schedule 1                                     —                                   Company’s Warranties

Schedule 2                                     —                                   Waha’s Warranties

Schedule 3                                     —                                   Interpretation

Schedule 4                                     —                                   Details of outstanding securities and rights to subscribe/acquire securities

THIS SUBSCRIPTION AGREEMENT (the Agreement) is made on        October 2010,

BETWEEN:

(1)                                AERCAP HOLDINGS N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands, with its corporate seat in Amsterdam and its principal offices located at Stationsplein 965, AerCap House, 1117 CE Schiphol, The Netherlands (the Company or AerCap);

(2)                                WAHA AC COÖPERATIEF U.A., a cooperative with excluded liability incorporated under the laws of The Netherlands, with its corporate seat in Amsterdam, The Netherlands and its principal offices located at Teleportboulevard 140, 1043EJ Amsterdam, The Netherlands (Waha); and

(3)                                WAHA CAPITAL PJSC, a public joint stock company incorporated under the laws of the United Arab Emirates, with its corporate seat at Abu Dhabi and its principal offices located at Aseel Building, Six Towers, 4th floor, Al Bateen, Abu Dhabi, United Arab Emirates (Waha Capital).

Each of the parties mentioned under (1), (2) and (3) are hereinafter referred to as a Party, and collectively as the Parties.

BACKGROUND:

(A)                             On the same date as this Agreement, the Company and Waha, amongst other parties, have entered into a framework agreement (the Framework Agreement) in relation to, amongst other matters, the Company’s acquisition of shares in a newly incorporated company, AerLift Leasing Limited (NewCo) and the redemption by AerVenture Limited of 50% of the issued share capital of AerVenture Limited held by Waha AV Participations B.V. (the Transaction).

(B)                              In the context of the Transaction, Waha wishes to make a cash investment in the Company against the issuance of new shares in the capital of the Company.

(C)                              Concurrently with the entering into of this Agreement, the following documents (amongst others) will be executed: (i) the Framework Agreement; (ii) a shareholders’ agreement governing the ongoing relationship between the Company and Waha in relation to Newco; (iii) one or more agreements for the appointment of Group Companies as providers of services to NewCo; (iv) a deed of warranties between Waha Capital and AerCap AerVenture Holding B.V.; and (v) a registration rights agreement between the Company and Waha.

(D)                               In this Agreement the Parties wish to set forth the terms and conditions relating to Waha’s subscription for the New Shares.

IT IS AGREED as follows:

1.                                      INTERPRETATION

1.1                               In addition to terms defined elsewhere in this Agreement, including in the recitals (A) to (D) above, the definitions and other provisions in Schedule 3 apply throughout this Agreement.

1.2                               In this Agreement, unless the contrary intention appears, a reference to a Section, subsection, paragraph, subparagraph, or Schedule is a reference to a Section, subsection, paragraph, subparagraph, or Schedule of or to this Agreement. The Schedules form part of this Agreement.

1.3                               The headings in this Agreement do not affect its interpretation.

2.                                      SUBSCRIPTION

2.1                               Subject to the terms and conditions of this Agreement, the Company agrees to issue to Waha and Waha agrees to subscribe for new Ordinary Shares in the capital of the Company (the New Shares), at Completion.

3.                                      NUMBER OF NEW SHARES AND CONSIDERATION

3.1                               The Company shall issue 29,846,611 New Shares to Waha at Completion in accordance with the provisions of Section 4.1 hereof.

3.2                               The aggregate consideration payable for the New Shares shall be equal to USD 388,005,943 (the Consideration). The amount by which the Consideration exceeds the aggregate nominal value of the New Shares shall constitute share premium (agio) attributable to the Ordinary Shares.

4.                                      COMPLETION

4.1                               At Completion:

(a)                                 Waha shall pay the Consideration to the Company by transferring the cash amount of the Consideration to the bank account of the Company (the details of which are set out in Section 13.1); and

(b)                                 the Company shall (i) deliver a copy of the board resolution regarding the issuance of the New Shares to Waha; and (ii) subject to having received the Consideration, cause the New Shares to be issued to Waha.

5.                                      COMPANY’S WARRANTIES & WAHA’S WARRANTIES

Company’s Warranties

5.1                               Except as disclosed with sufficient details to identify the nature and scope of the matter disclosed in the Disclosure Letter and/or the Data Room, the Company represents and warrants to Waha that the representations and warranties as set out in Schedule 1 to this Agreement (the Company’s Warranties) are, on the Signing Date, and will be, on Completion true and accurate.

5.2                               Each of the Company’s Warranties shall be construed separately and shall not be limited by reference to or inference from the terms of any other of the Company’s Warranties or any other terms of this Agreement.

5.3                               The Company acknowledges that Waha is entering into this Agreement in reliance on each of the Company’s Warranties.

5.4                               No claim may be made by Waha under the Company’s Warranties to the extent that Waha was actually aware before the date of this Agreement that any of the Company’s Warranties was untrue or inaccurate. For the purposes of this Section 5.4, the awareness of Waha is the actual knowledge of Salem Al Noaimi, Michael Raynes, Wael Aburida, Safwan Said, Hani Ramadan and Tammer Qaddami.

5.5                               A reference in Schedule 1 to the awareness, knowledge, information or belief of the Company is deemed to be a reference to the awareness, knowledge, information or belief of the Company having made all reasonable enquiries and is in any event deemed to include the actual knowledge of any of Klaus Heinemann, Keith Helming, Aengus Kelly, Erwin den Dikken, Ted O’Byrne, Gordon Chase, Bart Ligthart, Martin Whittaker and Valerie Lemieux.

5.6                               The rights and remedies of Waha in respect of any breach of the Company’s Warranties shall not be affected by Completion save that, where Waha has a right of termination pursuant to clause 7.1(a)(ii) of the Framework Agreement in respect of a breach of a Company’s Warranty, and Waha does not exercise such right of termination, Waha shall not be entitled to bring a claim for damages in respect of such breach.

5.7                               Subject to Sections 5.9 and 5.10, the Company’s Warranties shall survive until the second anniversary of Completion.  The liability of the Company in respect of a breach of a Company’s Warranty shall in any event terminate if Proceedings in respect of it have not been commenced by Waha within 6 months following the expiry of the two year period referred to in this Section 5.7.

5.8                               Subject to Section 5.10, the Company shall not be liable for a claim under any of the Company’s Warranties unless: (i) the amount of the claim exceeds US$500,000 (five hundred thousand United States Dollars); and (ii) the aggregate amount of all claims exceeds US$5,000,000 (five million United States Dollars) (but once such aggregate amount has been exceeded Waha shall be entitled to recover the full amount of such claims).   Subject to Section 5.10, the aggregate liability of the Company in respect of claims under the Company’s Warranties shall not exceed 50% of the Consideration.

5.9                               The liability of the Company in respect of the Company’s Warranties shall in any event terminate as soon as Waha no longer directly or indirectly holds the New Shares, save where and to the extent any claim has been notified by Waha prior to such date and proceedings are brought in respect of such claim within six months of such notification in accordance with Section 5.7.

5.10                        None of the limitations contained in Sections 5.7 or 5.8 shall apply to (i) the Fundamental Warranties or (ii) any claim for breach of a Company’s Warranty where the fact or matter giving rise to the claim arises as a result of intent (opzet) or wilful misconduct (grove schuld).

5.11                        The Company shall not be liable in respect of any breach of the Company’s Warranties to the extent that the matter giving rise to the claim would not have arisen, but for the passing of or any change in law after the date of this Agreement, or any change in the generally accepted accounting principles in the United States or The Netherlands insofar as they are mandatorily applicable to the Company after the date hereof. The Company shall not be liable for a breach of a Company Warranty to the extent that it is occasioned by any act or omission of Waha after Completion.

5.12                        The Company does not make any representation or warranty as to the accuracy of forecasts, estimates, projections, statements of intent or statements of opinion provided to Waha or its advisers on or prior to the date of this Agreement (whether this was disclosed or otherwise), save as expressly stated in the Company’s Warranties.

5.13                        Nothing in this Section 5 shall restrict or limit the general obligation at law of Waha to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a claim for breach of the Company’s Warranties. With respect to each obligation to pay damages in this Agreement, the Parties shall treat any such payment made under this Agreement as an adjustment to the Consideration. If Waha receives any payment from the Company in respect of any claim under the Company’s Warranties and Waha subsequently recovers or receives an amount from a third party (a Recovered Amount):

(a)                                 if the amount paid by the Company in respect of Waha’s claim is more than the Recovered Amount, Waha shall pay the Company an amount equal to the Recovered Amount less the costs of Waha in recovering the Recovered Amount; or

(b)                                 if the amount paid by the Company in respect of Waha’s claim is less than or equal to the Recovered Amount, Waha shall pay to the Company an amount equal to the amount paid by the Company pursuant to such claim less the costs incurred by Waha in recovering the Recovered Amount.

5.14                        The amount payable by AerCap in respect of any claim under the Company’s Warranties will be reduced by an amount equal to any tax for which Waha is accountable or liable is reduced or extinguished as a result of the matter giving rise to the claim.

Waha’s Warranties

5.15                        Waha represents and warrants to the Company that the representations and warranties as set out in Schedule 2 to this Agreement (Waha’s Warranties) are, on the Signing Date, and will be, on Completion true and correct.

6.                                      GOVERNANCE

6.1                               After Completion and for so long as the board of directors of the Company (the Board) consists of at least 13 members (including the Waha Nominees (as defined hereafter) Waha shall have the right to nominate 3 (three) persons as directors of the Company (the Waha Nominees), and to propose to remove any such Waha Nominee and nominate for appointment another person in his place. If the total number of members of the Board will be 12 or less (as a result of resignation or removal of one or more of the directors or otherwise), the number of Waha Nominees shall be lowered to 2 (two). The first three Waha Nominees shall be Salem Rashid Al Noaimi, Homaid Al Shemmari and Hani Ramadan and are deemed to be reasonably acceptable to the Company.  If the number of Waha Nominees is lowered to 2 (two), those Waha Nominees shall be Salem Rashid Al Noaimi and Homaid Al Shemmari. Any replacements of any  Waha Nominees proposed from time to time by Waha must be acceptable to the Company, acting reasonably.

6.2                               One of the Waha Nominees (as determined by Waha) shall be appointed to each of the Group Portfolio and Investment Committee and the Group Treasury and Accounting Committee of the Company.  Such appointments may be satisfied, at Waha’s sole discretion, either by two different Waha Nominees or by one Waha Nominee being appointed to both the Group Portfolio and Investment Committee and the Group Treasury and Accounting Committee.

6.3                               The Company shall procure that the appointment of the Waha Nominees to the board of directors of the Company (the Board) is proposed to and recommended for approval by the Company’s shareholders at the 2011 annual general meeting of the Company (the 2011 AGM) or at any other general meeting of the Company held before the 2011 AGM.

6.4                               If any of the Waha Nominees is not elected at the 2011 AGM (or earlier general meeting) referred to in Section 6.3 above Waha may, subject to these replacement Waha Nominees being reasonably acceptable to the Company (acting reasonably), propose replacement Waha Nominees for appointment to the Board. The Company shall propose and recommend the appointment of such replacement Waha Nominees at an extraordinary general meeting of the Company to be held not later than 60 days after the 2011 AGM.

6.5                               In addition, if Waha wishes to remove a Waha Nominee and nominate another person in his place pursuant to Section 6.1, the Company shall propose and recommend the appointment of such replacement at the next annual general meeting of the Company following any such nomination.

6.6                               The Company shall use all reasonable endeavours to persuade its largest shareholder from time to time to support the election of the Waha Nominees to the board of the Company.

6.7                               During any period between Completion and the appointment of the Waha Nominee to the Board, the Waha Nominees shall be entitled to attend meetings of the Board in the capacity of observers with the right to speak and participate in discussions of the Board, but without any voting rights, and the Company shall provide such Waha Nominees with written notice of all Board meetings and all Board papers on the same basis as notices and Board papers are provided to the directors of the Company.

6.8                               Waha acknowledges that the Company will require:

(a)                                 the Waha Nominees appointed to the Board, the Waha Portfolio Committee Member and the Waha Treasury Committee Member, to accept in writing, on substantially the same terms as accepted in writing by the other non-executive directors of the Company, Portfolio Committee Members or Treasury Committee Members (as the case may be), to be bound by and duly comply with applicable law, the Articles of Association, the rules and practices applicable to the Board and its committees and the corporate governance principles applied by the Company;

(b)                                 the Waha Nominees appointed to the Board, the Waha Portfolio Committee Member and the Waha Treasury Committee Member, to accept in writing, on substantially the same terms as accepted in writing by the other members of the Board or such committees, to keep confidential all information regarding the Group of which they become aware in their respective capacities; and

(c)                                  any Waha Nominee that acts as an observer, to accept in writing, to keep confidential all information regarding the Group of which they become aware in their respective capacities.

6.9                               AerCap shall not propose to its shareholders any resolution for the appointment of any director (other than the Waha Nominees) until after the 2011 AGM, except for any re-appointment of existing directors and any appointment to fulfil vacancies which are a result of any resignation of any current director.

7.                                      RESTRICTIONS ON WAHA AND VOTING AGREEMENT

7.1                               If Waha or any of its Affiliates - at any time during a period of 3 years after signing of this Agreement - directly or indirectly, acquires, alone or acting in concert with other parties, 30% or more of the issued and outstanding Ordinary Shares, Waha shall forthwith make a public offer for all Ordinary Shares as if article 5:70 FSA were applicable to it and such public offer shall be made in accordance with the U.S. Securities Exchange Act of 1934, as amended, and the applicable rules and regulations promulgated thereunder.

7.2                               Waha agrees that from the date hereof until 90 days thereafter, Waha shall not, and will cause its Affiliates not to, directly or indirectly (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the New Shares, Ordinary Shares or securities convertible into or exchangeable for any Ordinary Shares or any other securities issued by the Company or any subsidiary thereof (the AER Securities); (ii) offer, sell, issue, contract to sell or grant any option, right or warrant to purchase AER Securities or securities convertible into or exchangeable for AER Securities; or (iii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of AER Securities or securities convertible into or exchangeable for any AER Securities, whether any such aforementioned transaction is to be settled by delivery of AER Securities or such other securities, in cash or otherwise.  The provisions of this Section 7.2 shall not prevent Waha granting security in respect of any AER Securities to any provider of finance to Waha or any subsidiary of Waha Capital, provided Waha shall remain entitled to vote in respect of the AER Securities.

8.                                      INFORMATION

8.1                               After Completion, the Company shall to the fullest extent permitted by law and regulation provide Waha with information regarding the Group on one occasion per quarter of Waha’s financial year (and at such other times as AerCap and Waha may agree, each acting reasonably) as Waha may reasonably request for the purposes of preparing the accounts and/or tax filings of Waha Capital or any of its subsidiaries, provided Waha shall provide AerCap with such evidence as AerCap may reasonably request for the purposes of demonstrating that the information requested by Waha pursuant to this Section 8.1 is required for accounting and/or tax purposes.

8.2                               Any requests for information regarding the Group referred to in Section 8.1 or otherwise shall be made in writing and exclusively be made by the Chief Financial Officer of Waha Capital to the Chief Legal Officer of the Company.

9.                                      PERIOD BEFORE COMPLETION

9.1                               Between the Signing Date and Completion, the Company will carry on its business in the ordinary course, as carried out on the Signing Date, in all material respects.

9.2                               From the Signing Date until Completion, the Company shall not, and, in respect of sub-sections (a), (c) and (d) only, shall procure that each of its Affiliates shall not (unless otherwise approved in writing in advance by Waha):

(a)                                 enter into any acquisition, disposal or joint venture of a value of greater than US$250 million;

(b)                                 issue any shares or securities which confer on the holder the right to vote on matters at a meeting of the Company’s shareholders, or grant any rights to subscribe for or convert securities into such shares or securities, including pursuant to a transaction that would otherwise be prohibited by sub-section (a) above, other than the issue of shares by the Company pursuant to the exercise of any employee share options, rights to acquire shares or share awards outstanding as set out in Schedule 4;

(c)                                  do anything that would be likely to jeopardize the listing of Ordinary Shares on the New York Stock Exchange;

(d)                                 fail to comply with all applicable laws and regulations except to the extent a failure to do so would not cause a Material Adverse Effect;

(e)                                  make any material change to its constitutional documents or corporate governance rules and guidelines;

(f)                                   declare or pay any dividends or other distributions;

(g)                                  make any material change to the scope or nature of its business;

(h)                                 consolidate, combine, redeem, reclassify or repurchase any shares, securities convertible into shares or carrying a right to subscribe or acquire shares or securities which confer on the holder the right to vote on matters at a meeting of the Company’s shareholders; or

(i)                                     publicly announce any intention to do any of the things set out in this Section 9.

10.                               NOTICES

10.1                        Any notice or other communication to be given under this Agreement must be in writing and must be delivered personally or by prepaid courier delivery services such as Federal Express, DHL or similar services or facsimile to the Party to whom it is to be given as follows:

(a)                                 to Waha at:

Teleportboulevard 140
1043EJ Amsterdam
The Netherlands

With a copy to: waha-aer-notice@wahacapital.ae

(b)                                 to Waha Capital at:

Aseel Building

4th Floor

Six Towers

Al Bateen, P.O. Box 28922

Abu Dhabi

United Arab Emirates

Marked for the attention of: Company Secretary

Fax: +971 (2) 667 7383

With a copy to: waha-aer-notice@wahacapital.ae

(c)                                  to the Company at:

AerCap Holdings N.V.

Stationsplein 965
1117 CE Schiphol Airport

The Netherlands

Marked for the attention of: Chief Legal Officer

Fax: +3120-6559171

or at any such other address or fax number of which it shall have given notice for this purpose to the other party under this Section 10.

10.2                        Subject to Section 10.5 below, any notice or other communication shall be deemed to have been given:

(a)                                 if delivered in person or by courier, at the time of delivery; or

(b)                                 if sent by facsimile, on the date of delivery, or, if that date is not a Business Day, on the next Business Day.

10.3                        A communication given under Section 10.1 but received on a day that is not a Business Day or after business hours in the place of receipt will only be deemed to be given on the next Business Day in that place.

10.4                        In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that confirmation of facsimile was received.

10.5                        This Section 10 shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this Agreement.

11.                               FURTHER ASSURANCES

11.1                        On or after Completion, each Party shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the other Party may from time to time reasonably require in order give full effect to this Agreement.

12.                               ASSIGNMENTS

12.1                        Neither Party may assign or transfer any of its rights and/or obligations under this Agreement without the prior written consent of the other Party.

13.                               PAYMENTS

13.1                        Unless otherwise expressly stated, all payments to be made under this Agreement shall be made in US dollars to the Company or Waha as follows:

(a)                                 to the Company at:

bank:	Rabobank International, Utrecht
SWIFT code:	RABONL2U
account name:	AerCap B.V.

account number:	NL 83RABO0101021151
USD Correspondent Bank	JP Morgan Chase N.A.
Swift Code	CHASUS33
ABA/Fedwire	021000021

or such other account as the Company may specify; and

(b)                                 to Waha at such account as Waha may specify.

13.2                        If a Party defaults in making any payment when due of any sum payable under this Agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of 2% above LIBOR, which interest shall accrue from day to day and be compounded monthly.

13.3                        If a Party is required by law to make a deduction or withholding in respect of any sum payable under this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the other Party such additional amount as shall be required to ensure that the net amount received by the other Party will equal the full amount which would have been received by the other Party had no such deduction or withholding been required to be made.

14.                               TERMINATION

This Agreement shall automatically terminate upon termination of the Framework Agreement in accordance with its terms, in which event (i) this Agreement shall have no further effect and the transactions contemplated hereby shall be abandoned, with the exception of the provisions on expenses and confidentiality, which provisions shall continue to apply and (ii) there shall be no liability on the part of any Party other than the liability to the other Party for damages and/or costs incurred by such other Party due to the liable Party failing to fulfil any of its obligations under this Agreement or under any applicable law.

15.                               GENERAL

15.1                        Except as otherwise provided herein, each of the obligations, warranties and undertakings set out in this Agreement (excluding any obligation which is fully performed or waived at Completion) shall continue to be in force after Completion, provided that the provisions of Sections 6, 7 and 8 shall cease to apply from such time as Waha ceases to hold Ordinary Shares, provided that any such cessation shall not affect any accrued rights or liabilities of any party in respect of damages for non-performance of an obligation falling due for performance before such cessation in accordance with the terms of this Agreement, including pursuant to and only to the extent consistent with Sections 5.7, 5.8 and 5.9.

15.2                        This Agreement may be executed in any number of counterparts (including facsimile copies). This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

15.3                        The rights of each Party under this Agreement:

(a)                                 may be exercised as often as necessary;

(b)                                 are cumulative and not exclusive of rights and remedies provided by law; and

(c)                                  may be waived only in writing and specifically.

Delay in the exercise or non-exercise of any such right is not a waiver of that right.

15.4                        Except as expressly stated in this Agreement, the terms of this Agreement may be enforced only by a Party to this Agreement or a Party’s permitted assigns or successors. In the event any third party stipulation (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

15.5                        Each Party acknowledges that no person other than the Parties hereto shall be liable for performance of their obligations and each Party shall refrain from making any claim against or commencing any action or law suit against any director, officer, officer, agent or consultant of another Party in relation to this Agreement or any of the agreements referred to in recital (C). This third party stipulation is hereby accepted on behalf of such third parties by the relevant Party.

15.6                        If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, this shall not affect or impair:

(a)                                 the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)                                 the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

The Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

15.7                        Nothing in this Agreement limits or excludes any liability for fraud.

16.                               WAHA CAPITAL GUARANTEE

16.1                        Waha Capital hereby irrevocably and unconditionally guarantees the due and punctual performance by Waha of any and all of its obligations due under and in connection with this Agreement by way of its own and independent obligation (bij wege van eigen zelfstandige verbintenis), and not as surety (borg).

17.                               WHOLE AGREEMENT

17.1                        This Agreement, the Framework Agreement and the Netting Agreement contain the whole agreement between the Parties relating to the transaction contemplated by this Agreement and supersedes all previous agreements, whether oral or in writing, between the Parties relating to it. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this Agreement.

17.2                        Each Party acknowledges that in agreeing to enter into this Agreement it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of any other Party before the entering into of this Agreement other than as set out herein. Each Party waives all rights and remedies which, but for this Section 17.2, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

17.3                        This Agreement may only be amended in writing and where such amendment is signed by all the Parties, or their assigns.

18.                               NO RESCISSION

18.1                        The Parties waive their rights, if any, to in whole or in part annul, rescind or dissolve (e.g. gehele dan wel partiële ontbinding en vernietiging) this Agreement, except as provided otherwise in this Agreement or the Framework Agreement. In the event of a breach of this Agreement by any of the Parties, the other Party shall be entitled to claim for damages (schadevergoeding) and/or specific performance (nakoming).

19.                               GOVERNING LAW, JURISDICTION AND DISPUTE RESOLUTION

19.1                        This Agreement is governed by, and shall be construed in accordance with, the laws of The Netherlands, without application of any principle of conflict of laws that would result in reference to a different law.

19.2                        Unless otherwise set forth therein, any power of attorney or other document executed in connection with this Agreement will be governed by and construed in accordance with the laws of The Netherlands.

19.3                        Any dispute arising out of or in connection with this Agreement or any agreement arising out of this Agreement shall be referred to the competent court in Amsterdam, which shall have exclusive jurisdiction.

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AS WITNESS this Agreement has been signed by the Parties (or their duly authorised representatives) on the date stated at the beginning of this Agreement.

WAHA AC COÖPERATIEF U.A.

By:

Name:

Title:

Date:

WAHA CAPITAL PJSC

By:

Name:

Title:

Date:

AERCAP HOLDINGS N.V.

By:

Name:

Title:

Date:

SCHEDULE 1

COMPANY’S WARRANTIES

1.                                      Authority and Capacity

1.1                               The Company is validly existing and is a company duly incorporated under the laws of The Netherlands as a public limited liability company (naamloze vennootschap).

1.2                               The Company has full power and authority (corporate or otherwise) to enter into, execute, deliver and carry out the terms of this Agreement and to incur its obligations provided for herein all of which have been duly authorised by all necessary corporate action and is not in violation of its articles of association or governing documents.

1.3                               The Company has taken or will have taken by the Completion Date all corporate action required by it to authorise it to perform its obligations pursuant to this Agreement.

1.4                               This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes or will constitute legal and binding obligations of the Company, enforceable in accordance with its terms.

1.5                               No action has been taken or is contemplated to dissolve or liquidate the Company or any Significant Subsidiary.

1.6                               None of the Group Companies has either been (i) declared bankrupt (failliet verklaard) or (ii) granted a temporary or definitive moratorium of payments (surséance van betaling) or (iii) made subject to any insolvency or reorganisation proceedings or (iv) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts (crediteurenakkoord), nor has, to the knowledge of the Company, any third party applied for a declaration of bankruptcy or any such similar arrangement for any of the Group Companies under the laws of any applicable jurisdiction.

2.                                      Shares

2.1                               Upon issue and when paid for in accordance with this Agreement, and except as provided in this Agreement (i) the New Shares will be duly and validly issued and fully paid, (ii) such New Shares will form part of the same class of ordinary shares and will have the same rights, preferences, privileges and restrictions as all of the other Ordinary Shares, (iii) the issuance of such New Shares will not be subject to pre-emptive rights (which will have been validly excluded), and (iv) Waha will acquire full ownership of such New Shares, free and clear of Encumbrances.

2.2                               Schedule 4 contains a list with true and accurate details of (i) the number of issued and outstanding shares of the Company’s capital stock and (ii) the number of all outstanding rights to subscribe for or receive shares in the capital of the Company (including details of the class of such shares), as at the date of this Agreement and as will be outstanding at Completion.

2.3                               The Company is not a party to any shareholder agreement, voting trust agreement or registration rights agreement relating to any securities of the Company.

2.4                              Since 1 January 2010, the Company has not declared, made or paid to its shareholders any dividend or other distribution.

3.                                      Effect

3.1                               The execution and delivery of this Agreement by the Company will not (i) conflict with or result in any breach of any Applicable Law, regulation or any provision of the Articles of Association or any of the Group Companies’ articles of association (or equivalent documents), (ii) require any consent, waiver or approval under any material contractual arrangement of the Company or the Group Companies, (iii) result in a breach, default, penalty or other (payment) obligation under any contractual arrangement of the Company or the Group Companies, or (iv) result in the creation or imposition of any security interest or Encumbrance of any kind on any asset of the Company or any of the Group Companies, except for such conflicts, breaches, consents, waivers, approvals, defaults, penalties or other (payment) obligations, security interests or Encumbrances that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

4.                                      US filings and compliance

4.1                               The Company has filed with the U.S. Securities and Exchange Commission (the SEC) all forms, reports, schedules, declarations, statements, applications and other documents required to be filed by them since December 31, 2008 under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder (the Securities Act) or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the Exchange Act) (all forms, reports, schedules, declarations, statements, applications and other documents actually filed by them with the SEC under the Exchange Act since December 31, 2008 collectively, the SEC Filings).  As of their respective filing dates (or, if amended prior to the date of this Agreement, as of the respective filing date of such amendment), the SEC Filings complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC (or, if amended prior to the date of this Agreement, as of the respective filing date of such amendment), none of the SEC Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.2                               To the knowledge of the Company, the information disclosed by the Company to Waha in the Disclosure Letter or the Data Room does not, in the aggregate, omit any non-public information that would reasonably be expected to be of material significance to a sophisticated counterparty in its determination of whether to enter into the transactions contemplated by this Agreement; provided, however, that the omission of any particular non-public information (to the extent such omission would otherwise constitute a breach of this paragraph 4.2) shall not constitute a breach of this paragraph 4.2 if such non-public information is the direct and express subject of any other representation or warranty in this Agreement and such omission does not (taking into account information disclosed in the Disclosure Letter or the Data Room) constitute a breach of such other representation or warranty.

4.3                               Each Group Company has obtained all licences, permissions, authorisations and consents required for carrying on its business effectively in the places and substantially in the manner in which it is carried on at the date of this Agreement and as at Completion in accordance with all Applicable Laws and regulations, save where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4                               Each Group Company has conducted its business and corporate affairs in accordance with its constitutional documents, any Applicable Laws and regulations and any regulatory licences, permissions, authorities or consents held by it, save where any failure to do so has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

5.                                      Financial statements; compliance with reporting requirements

5.1                               The consolidated financial statements of the Company included in its SEC Filings complied, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of it and its consolidated subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.  Since January 1, 2008, the Company has complied with the applicable listing and corporate governance rules and regulations of the NYSE in all material respects.

5.2                               The Company and its subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to its auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in internal controls.

5.3                               Neither the Company nor any of its subsidiaries is a party to any joint venture, off-balance sheet partnership or any similar contract, where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, it or any of its subsidiaries in the SEC Filings.

6.                                      Material adverse change

6.1                               Since the date of the Company’s most recent balance sheet filed on Form 6-K:

(a)                                 the Group taken as a whole has carried on its business in the ordinary and usual course in all material respects;

(b)                                 there has not been any event or occurrence that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; and

(c)                                  the Company has not declared or paid any dividend or other distribution on its Ordinary Shares.

7.                                      Subsidiary undertakings

7.1                               Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Group Company has been duly incorporated under the laws of its jurisdiction of incorporation and has full power and authority to own, lease and operate its assets and conduct its business.

7.2                               The issued share capital of each Significant Subsidiary has been validly allotted and issued, is fully paid and no further amounts are payable to the Significant Subsidiary in respect of the issue of its share capital. None of the issued share capital of each Significant Subsidiary was issued in breach of any pre-emptive or other rights to acquire such share capital and such share capital is owned by the Company or one or more of its wholly-owned subsidiary undertakings.

7.3                               The structure chart setting out all Significant Subsidiaries at Annex 7.3 of the Disclosure Letter is true and accurate in all material respects.

8.                                      Aircraft

Aircraft and Engines

8.1                               The Aircraft and Engines listed in the Disclosure Letter constitute all of the Aircraft and Engines owned, legally or beneficially by the Group having a book value greater than US$ 5 million.  Except as otherwise set out in the Disclosure Letter, a Group Company Party is the sole legal and beneficial owner of, and has good, valid and full legal title to, and the Company is not aware of any claim in respect of the title to, each such Aircraft and Engine.

8.2                               Except as disclosed in the Disclosure Letter or to the Company’s knowledge, the Aircraft and Engines referred to in paragraph 8.1 above are free and clear of all liens, encumbrances and security interests in respect of claims or other debts of more than US$5 million, other than Permitted Encumbrances.

General

8.3                               Each Aircraft Document is, (and after the consummation of the transactions contemplated by this Agreement will continue to be), a valid and binding obligation of the Company (and to the extent they are parties thereto or bound thereby the other Group Company Parties), enforceable against it and, to its knowledge, each other party thereto, in accordance with its terms and is in full force and effect, and the Company and each other Group Company Party (to the extent they are party thereto or bound thereby) and, to the Company’s knowledge, each other party thereto is in compliance in all material respects with all obligations required to be performed by it under each Aircraft Document, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

8.4                               A true and complete list of all purchase agreements, purchase orders or other commitments made by the Group in respect of the acquisition or disposal of any aircraft and/or engines by the Group valued at more than USD 10 million since 31 December 2009 have been disclosed in the Disclosure Letter.

Leases

8.5                               The Aircraft Customer and Geographic Concentration described in section 5.16 of the Data Room is accurate in all material respects and up to date as at 30 September 2010.

8.6                               Except as more particularly detailed in the Disclosure Letter, all of the Aircraft and Engines are leased by the Group to a lessee and there is no outstanding Default under any of the Leases (including, but without limitation, by virtue of a failure to insure the Aircraft or Engines in accordance with the requirements of the relevant Lease) which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.7                               There are no outstanding claims against any Group Company in relation to any Aircraft, Engine or Lease which have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.8                               To the Group’s knowledge, no destruction, total loss, partial loss (or an event which would with the passing of time constitute a destruction, total loss, or partial loss) has occurred in respect of any Aircraft or Engine and which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Finance Facilities

8.9                               The list disclosed in Section 4.2.11 of the Data Room is a true and accurate list in all material respects as of the date of such list, and is complete in respect of the matters set out therein in all material respects as of the date of such list, of all of the Facilities in respect of which the amount outstanding as of the date of such list was in excess of US$ 100 million entered into by the Group in order to raise funds to finance or refinance each Aircraft and each Engine.

8.10                        The loan-to-value ratio summary set out in the Data Room is up to date in all material respects as of September 30th, 2010 based on September 30th, 2010 appraisals (conducted on a desktop current market value basis) and details the loan-to-value ratios in respect of each of the Facilities. No Group Company is currently in breach, nor has been in breach since 1 January 2010, of any loan to value ratio under any Facility where such breach has had, or would be reasonably expected to have, a Material Adverse Effect.

9.                                      Material Contracts

9.1                               As of the date of this Agreement, no Group Company is a party to or bound by any contract or is a party to any letter of intent, memorandum of understanding or similar writing or instrument, other than an Aircraft Document and other than the documents described at 1, 2, 3, 4, 5, 6, 7 and 52 of the Disclosure Letter, that:

(a)                                 is or will be required to be filed by it as a material contract pursuant to the requirements of Exhibit 4 of Form 20-F of the SEC that is not already so filed;

(b)                                 creates a partnership, joint venture, strategic alliance or similar arrangement with respect to any of its or its subsidiaries’ material business or assets;

(c)                                  individually or together with related contracts, provides for any acquisition, disposition, lease, licence or use after the date of this Agreement of assets, services, rights or properties with a value or requiring annual fees in excess of US$5,000,000 and contains obligations which have not been discharged in full;

(d)                                 is a collective bargaining agreement;

(e)                                  involves or would be reasonably expected to involve aggregate payments by or to it and/or its subsidiaries in excess of US$5,000,000 in any twelve month period, except for any contract that may be cancelled without penalty or termination payments by it or its subsidiaries upon notice of sixty (60) days or less;

(f)                                   except for special purpose provisions in any aircraft-owning entity, leasing intermediary or other special purpose entity, limits or purports to limit in any material respect either the type of business in which it or any of its subsidiaries may engage or the manner or locations in which any of them may so engage in any business; or

(g)                                  would or would be reasonably expected to, prevent, materially delay or materially impede its ability to consummate the transactions contemplated by this Agreement,

except, in the case of clauses (c) and (e) above, (A) any contract entered into by pursuant to a Servicing Agreement and pursuant to a power of attorney from a member of the Group, which is within the discretion of the servicer pursuant to the Servicing Agreements (without the need to obtain any consent or approval from the Group in connection with any such action) and (B) any contracts or other arrangement between the Company and any of its subsidiaries or between two or more Group Companies.

Each such contract described in clauses (a)-(g) is referred to herein as a “Material Contract.”

9.2                               Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Each Material Contract and Aircraft Document is in full force and effect and neither the Company nor any Group Company is in default in respect of any obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), (ii) neither the Company nor any Group Company has, nor has received, notice from any third party of, any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any Material Contract, or Aircraft Document and no waivers have been sought from any counterparty under a Material Contract or Aircraft Document and (iii) so far as the Company is aware, no party to any Material Contract is in default in respect of any material obligation in any Material Contract.

10.                               Consents

10.1                        No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be made or obtained by the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by it or the consummation by it of the transactions contemplated hereby, except for (i) the filing with the SEC of such registrations, prospectuses, reports and other materials as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) any approval of any application for the listing of the New Shares by the New York Stock Exchange required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws in connection with the issue of the New Shares pursuant to this Agreement, (iv) confirmation pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (S.I. 60 of 2007) (as amended), that the Financial Regulator of Ireland does not object to the proposed acquisition of an indirect qualifying holding of up to 20% in AerCap Cash Manager Limited and AerCap Cash Manager II Limited by Waha, and (v) such filings and approvals as are required to be made with or to those other Governmental Entities regulating competition and antitrust laws and (vii) any other such consent, approval, order or authorization of, or registration, declaration or filings, the failure of which to obtain or make would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would otherwise materially adversely affect the consummation of the transactions contemplated by this Agreement or the Framework Agreement.

11.                               Employees

11.1                        A table setting out the number of employees or other workers of the Group (by division) and their aggregate remuneration has been provided to Waha Capital. There is no works council or body of employee representatives in respect of the Company. There is no collective or workforce agreement, dismissal procedures agreement and trade union membership agreement to which the Company is a party.

11.2                        Neither the Company nor any Group Company has any material outstanding liability to pay compensation for loss of office or employment or a redundancy payment to any present or former employee or to make any payment for breach of any employment or service agreement (whether pursuant to a legal obligation or ex gratia).

11.3                        The Company and each Group Company has, in all material respects complied with its obligations to its employees and former employees, any relevant trade union, works council and employee representatives.

11.4                        No material claim in relation to the employees or former employees of the Company or any Group Company has been made against the Company or any other Group Company or against any person whom the Company or any Group Company is liable to indemnify.

11.5                        There is not, and during the three years preceding the date of this Agreement there has not been, any collective labour dispute or industrial action affecting the Company or any Group Company.

11.6                        To the Company’s knowledge no employee of the Company or any Group Company has within a period of three years before the date of this Agreement been involved in any criminal proceedings relating to the business of the Company or any Group Company.

12.                               Incentives

12.1                        Copies of the rules of the Equity Incentive Arrangements in which any employees participate and details of the options or awards made to employees of the Group under such Equity Incentive Arrangements have been provided to Waha Capital and such copies are true and accurate in all material respects.

12.2                        No Group Company has granted any options or awards in respect of its shares or ownership interests under any share plan or option agreement other than under the Equity Incentive Arrangements.

12.3                        All tax liabilities payable by any Group Company in relation to any of the Equity Incentive Arrangements have been duly paid, except where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

12.4                        No material claim in relation to any of the Equity Incentive Arrangements has been made or to the Company’s knowledge, threatened against any Group Company or against any person whom any Group Company is or may be liable to compensate or indemnify.

12.5                        No Group Company has given any indemnity to any person in connection with any Equity Incentive Arrangement, except where such indemnity has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

13.                               Pensions

13.1                        True and accurate details in all material respects of each Scheme are contained in the Data Room.

13.2                        To the Company’s knowledge and except pursuant to the Schemes, no Group Company has paid, provided or contributed towards, and is not under any obligation or commitment (whether or not legally enforceable or written or unwritten or of an individual or collective nature) to pay, provide or contribute towards, any pension scheme for or in respect of any present or past employee, or to pay any other costs or expenses in respect of the provision of any pension benefit, save where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

13.3                        All contributions and other payments due from or on behalf of (former) employees have been paid to the relevant Scheme and as a consequence of these payments all contributions, lump sums and other payments due under each Scheme, including any past service obligations, have been fully paid or are adequately provided for in the accounts of the Company, save where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

13.4                        Wherever required under applicable legal requirements or practice, each Scheme is approved by the relevant taxation and other governmental and regulatory authorities and each Scheme has at all times been operated in all material respects in accordance with, and each relevant Group Company has observed and performed all its obligations in all material respects under, the relevant Scheme Documents, the requirements of the relevant taxation and other governmental and regulatory authorities in relation to the relevant Scheme and all applicable legal requirements, and no dispute has arisen or been threatened in connection with any Scheme, save where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

13.5                        All employees and former employees of each Group Company have participated and participate in any Scheme on terms fully consistent with the Scheme Documents save where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

13.6                        The liabilities of each Scheme are fully covered by the assets of such Scheme and these assets are sufficient to cover all accrued pension benefits under each Scheme, save as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

14.                               Litigation, defaults etc.

14.1                        No Group Company is:

(a)                                 in breach of the terms of, or in default under, any instrument, agreement or order to which it is a party or by which it or its property is bound;

(b)                                 involved in any material litigation or arbitration proceedings nor is any such litigation or arbitration pending or, so far as the Company is aware, threatened;

(c)                                  so far as the Company is aware, the subject of any current or pending Governmental Entity investigation or proceedings (whether administrative, regulatory or otherwise) in any jurisdiction, in relation to paragraphs 14.1(a) and (b) only, which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

14.2                        So far as the Company is aware there are no grounds for rescission, annulment, avoidance or repudiation of any agreement or other transaction to which any Group Company is a party and, so far as the Company is aware, no Group Company has received notice of any intention to terminate any such agreement or repudiate or disclaim any such transaction, except for such rescissions, annulments, avoidances, repudiations or notices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

15.                               Tax

15.1                        The financial statements of the Company and its subsidiaries included in the SEC Documents make proper provision for, or properly disclose, all material tax liabilities which ought to be provided for or disclosed in accordance with generally accepted accounting principles in the United States and since 31 December 2009 no Group Company has incurred any material tax liability except as a result of carrying on its business in the ordinary course.

15.2                       All material tax liabilities for which any Group Company has been liable or for which any Group Company has been liable to account have been duly paid (insofar as such taxation ought to have been paid) or, if not paid, have been provided for in the financial statements of such Group Company.

15.3                        As far as the Company is aware, all necessary information, notices, accounts, statements, reports, computations, assessments and returns which ought to have been made or given have been properly and duly submitted by each Group Company to all relevant tax authorities and all information, notices, computations, assessments and returns submitted to such relevant tax authorities are true and accurate in all material respects save where any failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

15.4                        As far as the Company is aware, no claim (other than for tax arising as a result of carrying on the business of the Group in the ordinary course) or dispute, involving any Group Company has been made by or arisen with any tax authority which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

15.5                        All records which any Group Company is required to keep for tax purposes or which would be needed to substantiate any claim made or position taken in relation to tax by the relevant Group Company have been duly kept and are available for inspection at the premises of the relevant Group Company, save where any failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect.

15.6                        Except as has not had or would not reasonably be expected to have a Material Adverse Effect, each Group Company has been tax resident only in (a) the jurisdiction in which it is incorporated, (b) Ireland or (c) The Netherlands and does not have nor has had a permanent establishment or permanent representative or other taxable presence in any jurisdiction other than in which it is resident for tax purposes and no Group Company has constituted a permanent establishment of another person nor has been a permanent representative of another person.

15.7                        Each Group Company that is tax resident in the Netherlands has complied in all respects with the requirements and provisions of the Dutch Value Added Tax Act 1968 (Wet op de omzetbelasting 1968) and all regulations and orders made thereunder (the VAT Legislation) and has made and maintained accurate and up to date records, invoices, accounts and other documents required by or necessary for the purpose of the VAT Legislation and any Group Company has at all times punctually made all payments and filed all returns required hereunder, save in each case where any failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect.

16.                               Aircraft insurance

As of the date of this Agreement, to the knowledge of the Company, each insurance policy held by the Group with respect to each Aircraft (including, without limitation, commercial aviation, equipment leasing, contingent hull and liability insurance) is in full force and effect, all premiums due and payable by the Company or any subsidiary of the Company under each such policy have been timely paid, and neither the Company nor any of its subsidiaries has received any notice of cancellation or termination of such policy, except, in each case, for such failures which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SCHEDULE 2

WAHA’S WARRANTIES

1.                                      Financing

1.1                               Waha Capital has at the date hereof and will have at the Completion Date and will make sure that Waha will have at the Completion Date sufficient cash and/or available credit facilities to effect the payments due by it at the Completion Date in relation to the Net Cash Investment only.

2.                                      Securities Laws

2.1                               Waha is an accredited investor within the meaning of Rule 501(a) of Regulation D under the Securities Act and is knowledgeable, sophisticated, and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the New Shares.

2.2                               Waha is acquiring the New Shares for its own account for investment purposes only, and not with a view to the distribution of any part thereof in violation of the Securities Act or any applicable state laws. Waha does not currently have any arrangement or understanding with any other persons regarding the distribution of the New Shares.

2.3                               Waha will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any of the New Shares, except in compliance with the laws of The Netherlands, the Securities Act, and all other applicable United States federal and state securities laws, and the applicable laws of any other jurisdiction.

2.4                               Waha acknowledges, represents and agrees that no action has been taken in the United States that would permit (i) a public offering of the Shares, or (ii) possession or distribution of offering materials in connection with the issue of the Shares save as contemplated in Registration Rights Agreement.  Waha will comply with all applicable laws and regulations in each jurisdiction in which it subscribes, offers, sells or delivers Shares or possesses or distributes any offering material.

2.5                               Waha understands that (i) the New Shares have not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions there from, and (ii) that the New Shares may be resold only if registered pursuant to the provisions of the Securities Act pursuant to an exemption from registration under the Securities Act or in an offshore transaction in accordance with Rule 904 of Regulation S under the Securities Act. Waha further understands that no public offering (openbare uitgifte) has been conducted in The Netherlands or any other jurisdiction with respect to the New Shares.

2.6                               Waha represents, warrants and agrees that it has not engaged in any short selling of the Company’s securities, or established or increased any “put equivalent position” as defined in rule 16(a) - 1(h) under the Exchange Act with respect to Company’s securities within the past 10 trading days.

SCHEDULE 3

INTERPRETATION

1.                                      Defined terms

In this Agreement and the Schedules hereto, where the context admits:

AER Securities has the meaning set forth in Section 7.2;

Affiliate means with respect to a specified Party, any corporation, partnership, or other business or legal entity that, directly or indirectly, controls, is controlled by, or is under common control with such Party. The term “control” means, for purposes of this definition, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or by contract. Control will be presumed if one entity owns, either of record or beneficially, fifty percent (50%) or more of the capital stock or share capital entitled to vote for the election of directors of the entity or fifty percent (50%) or more of equity or voting interest of the entity (provided that Newco and its subsidiaries shall not constitute affiliates of Waha for this purpose);

Agreement has the meaning set forth in the introduction of this Agreement;

Aircraft means the aircraft more particularly described in Annex 8.1 of the Disclosure Letter;

Aircraft Documents mean the Leases, the Facility agreements (and any security documents relating thereto) and the Servicing Agreements or any one of them, as the context may require;

Applicable Laws means any and all applicable laws (whether civil, criminal or administrative) including common law, statutes, subordinate legislation, treaties, regulations, rules, directives, decisions, by-laws, circulars, codes, orders, notices, demands, decrees, injunctions, guidance, judgments or resolutions of a parliamentary government, quasi-government, federal, state or local government, statutory, administrative or regulatory body, securities exchange, court or agency in any part of the world which are in force or enacted and are, in each case, legally binding as at Completion and the term Applicable Law will be construed accordingly;

Articles of Association means the latest version of the Company’s articles of association;

Board means the one-tier board of the Company;

Business Day means a day (other than a Friday, Saturday or Sunday) on which banks are generally open in The Netherlands and Abu Dhabi for normal business;

Company has the meaning set out in the introduction of this Agreement;

Company’ Warranties has the meaning set out in Section 5.1 and Company’s Warranty means any one of them;

Completion has the meaning given in the Framework Agreement;

Completion Date means the date on which Completion is effected;

Consideration has the meaning set out in Section 3.2;

Data Room means all information contained in the online data room facility made available by the Company to Waha through Intralinks relating to the Group as at 1 pm (London time) on 21 October 2010 as contained in the CD ROM entitled “Airlift Data Room” and signed and initialled by and on behalf of all the Parties;

Default means, in relation to a particular document or documents, an event of default (as described therein, or any event, howsoever worded, that is analogous thereto);

Disclosure Letter means the letter dated the date hereof containing disclosures against the Company’s Warranties as at the Signing Date;

Encumbrance means any mortgage, charge (whether legal or equitable and whether fixed or floating), security interest, lien, pledge, option, right to acquire, right of pre-emption, interest, equity, assignment, hypothecation, title retention, adverse claim of ownership or use, power of sale or restriction of any kind or other encumbrance of any kind or any agreement to create any of the foregoing;

Engine means any one or more of those aircraft engines more particularly described in Annex 8.1 of the Disclosure Letter;

Equity Incentive Arrangements means the AerCap Holdings N.V. 2006 Equity Incentive Plan (the 2006 Plan), the AeroTurbine Restricted Share Unit Plan 2010 (the 2010 Plan) and following the merger with Genesis Leasing Limited (Genesis) in May 2010, former options to acquire shares in Genesis converted into options to acquire Company shares (the Converted Options);

Exchange Act has the meaning set out in paragraph 4 of Schedule 1;

Facility means any one or more of the loan facilities, indentures or other finance-raising documents entered into by a Group Company in order to raise funds to finance or refinance the Aircraft and Engines;

Framework Agreement has the meaning set out in recital (A) to this Agreement;

Fundamental Warranties means the representations and warranties set forth in paragraphs 1, 2 and 3 of Schedule 1;

FSA means the Dutch Financial Supervision Act (Wet op het financieel toezicht);

GAAP means generally accepted accounting principles in the United Sates of America;

Governmental Entity means any court, administrative agency or commission or other governmental authority, body, agency, official or instrumentality, domestic or foreign, or self-regulatory organization or other similar non-governmental regulatory body;

Group means the Company and its Subsidiaries and Group Company means any of them;

Group Company Parties means each Group Company and/or as the case may be, any legal person incorporated by or at the request of the Company that is not a subsidiary of the Group but which assumes certain obligations for the benefit of a Group Company for the purposes of financing or refinancing Aircraft;

Group Portfolio and Investment Committee means the group portfolio and investment committee of the Company;

Group Treasury and Accounting Committee means the group treasury and accounting committee of the Company;

Lease means any of the Aircraft or Engine lease agreements;

LIBOR means the London Inter-Bank Offered Rate for 12 month US dollar deposits;

Material Adverse Effect means, with respect to either the Company or Waha Capital, as the case may be, any change, state of facts, circumstance, event or effect that is materially adverse to the financial condition, businesses or results of operations of such party and its subsidiaries (which, in the case of Waha Capital, includes Waha), taken as a whole;

Net Cash Investment has the meaning ascribed thereto in the Netting Agreement;

Netting Agreement means the netting agreement entered into on the date hereof by, among others, the Parties

New Shares has the meaning set out in Section 2.1;

Options means the options and awards granted by the Company to employees of the Group under the Equity Incentive Arrangements;

Ordinary Shares means the ordinary shares of the Company with a nominal value of EUR 0.01 each;

Parties has the meaning set out in the introduction of this Agreement;

Pensions Act means the Dutch Pensions Act (Pensioenwet) and its predecessor the Dutch Pensions- and Savings Funds Act (Pensioen — en Spaarfondsenwet);

Permitted Encumbrance means with respect to any Aircraft (i) any “Permitted Encumbrances” (or any other phrase with substantially similar meaning) under the terms of the relevant Leases; (ii) liens for which the applicable Lessee (other than the Group or its Subsidiaries) is responsible or for which the applicable Lessee is to indemnify the lessor under the terms of the applicable Lease; or (iii) liens which do not materially detract from the value of such Aircraft or the Company’s or its Subsidiaries’ (as applicable) right title and interest in, or the use of such Aircraft or (iv) liens granted pursuant to any financing disclosed in the Disclosure Letter or in the Data Room;

Proceeding means judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before any Governmental Entity or any arbitrator or arbitration panel;

Registration Rights Agreement has the meaning given in the Framework Agreement;

Schemes means the schemes providing pension or retirement benefits to employees and former employees of the Group referred to in section 10 of the Data Room;

Scheme Documents means the documents relating to each Scheme identified in the Disclosure Letter;

SEC Filings has the meaning set out in paragraph 4.1 of Schedule 1;

Securities Act has the meaning set out in paragraph 4 of Schedule 1;

Servicing Agreements means any one or more of the agreements entered into with any third party owner of aircraft and engines in respect of the provision of certain services by a Group Company;

Signing Date means the date of this Agreement;

Significant Subsidiaries means AerCap B.V, AerCap Group Services B.V., AerCap Ireland Ltd, AerCap Partners I Ltd, AerFunding 1 Limited,  AeroTurbine, Inc.,  AerVenture Limited, Aircraft Lease Securitisation II Limited,  Aircraft Lease Securitisation Limited, Sunflower Aircraft Leasing Limited,  AerCap International Bermuda Limited, Genesis Portfolio Funding 1 Limited and Genesis Funding Limited and any other Subsidiary (i) whose consolidated assets constitute 5% or more of the total assets of the Group or (ii) which, in the financial year ended 31 December 2009, contributed 5% or more of consolidated income of the Group;

Subsidiaries means the subsidiaries of the Company;

Tax or Taxes means all forms of taxes, levies, duties, charges, surcharges, imposts and withholdings of any nature whatsoever, including income tax, corporation tax, corporation profits tax, advance corporation tax, capital gains tax, capital acquisitions tax, residential property tax, wealth tax, value added tax, dividend withholding tax, deposit interest retention tax, customs and other import and export duties, excise duties, stamp duty, capital duty, social insurance, social welfare or other similar contributions and other amounts corresponding thereto and all penalties, charges, costs and interest relating thereto;

United States means the United States of America;

USD, US$ or US dollars means the lawful currency of the United States of America;

Waha has the meaning set out in the introduction of this Agreement;

Waha Capital has the meaning set out in the introduction of this Agreement;

Waha Nominees has the meaning set out in Section 6.1 of this Agreement and Waha Nominee shall mean any of them; and

Waha’s Warranties has the meaning set out in Section 5.15 of this Agreement.

2.                                      Any express or implied reference to an enactment (which includes any legislation in any jurisdiction) includes references to:

(a)                                 that enactment as amended, extended or applied by or under any other enactment before Completion;

(b)                                 any enactment which that enactment re-enacts (with or without modification); and

(c)                                  any subordinate legislation (including regulations) made (before Completion under that enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above.

3.                                      References to a person shall be construed so as to include any individual, firm, company, corporation, limited liability company, trust, unincorporated organization, entity or division, government, governmental authority, tax authority, state or agency of a state or any joint venture, association, partnership (whether or not having separate legal personality).

4.                                      A claim, proceeding, dispute, action, or other matter will only be deemed to have been threatened if any written demand or statement has been made or any written notice has been given.

5.                                      An action taken by a person will be deemed to have been taken in the ordinary course of business only if such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day operations of such person.

6.                                      Where any obligation is qualified or phrased by reference to use reasonable endeavours, best efforts or wording of a similar nature, it means the efforts that a person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditious as possible and, regard shall be had, among other factors, to (i) the price, financial interest and other terms of the obligation; (ii) the degree of risk normally involved in achieving the expected result; (iii) the ability of an unrelated person to influence the performance of the obligation.

7.                                      The singular shall include the plural and vice versa and references to words importing one gender will include both genders.

8.                                      Except as otherwise specifically set forth in this agreement to the contrary, the word “including” will be construed as meaning as “including without limitation”.

9.                                      Notwithstanding the Section headed “Language”, where in this Agreement a Dutch term is given in italics and/or in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

SCHEDULE 4

Details of outstanding securities and rights to subscribe/acquire securities

119,384,815 Ordinary Shares

2,887,500 outstanding awards under the 2006 Plan

299,754 outstanding Converted Options

1,630 Ordinary Shares to be issued in connection with the amalgamation of the Company with Genesis.

(Please see the definition of Equity Incentive Arrangements for defined terms used in this Schedule.)